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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

US Dry Cleaning Corporation
(formerly known as First Virtual Communications, Inc.)
(Name of Issuer)
Common Stock, $.001 Par Value
(Title of Class of Securities)
337484307
(CUSIP Number)
John V. Curci, Vice-President, Treasurer & CFO
Arrowhead Holdings Corporation
6950 South Edgerton Road, Brecksville, Ohio 44141
Phone: (440) 838-4700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 6, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	337484307	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Arrowhead Holdings Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	34-1533564

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		3,915,040

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,915,040

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,915,040

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	23.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No. 337484307	Schedule 13D
ITEM 1. SECURITY AND ISSUER
This statement relates to the common stock, $.001 par value (the “Common Stock”) of US Dry Cleaning Corporation (the “Issuer”) [formerly know as First Virtual Communications, Inc.], a Delaware corporation. The principal executive officers of the Issuer are located at 3200 Bridge Parkway, Suite 202, Redwood City, CA 94065
ITEM 2. IDENTITY AND BACKGROUND
(a)	This statement is being filed by Arrowhead Holdings Corporation (“AHC”). AHC is sometimes referred to as the “Filing Person”.
(b)	The Filing Person is a Delaware corporation. The address of the principal business and office of the Filing Person is 6950 South Edgerton Road, Brecksville, Ohio 44141-3184.
The names, business address, and present principal occupation or employment of each of the officers and directors of the Filing Person are set forth in Schedule A to this statement and is incorporated herein by reference in its entirety.
(c)	The Filing Person is a diversified holding company, whose principal holding is Vesper Corporation. Vesper Corporation is itself a diversified manufacturing corporation owning business entities which produce aircraft and aerospace ducting systems, gears, high-performance strainers, lubrication systems, and steel lockers and storage systems.
(d)	The Filing Person has not been convicted in any criminal proceeding during the last five years.
(e)	The Filing Person has not been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	The executive officers and directors of the Filing Person are each United States citizens.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
On January 6, 2006, the Filing Person purchased 727,000 shares of the Common Stock, $.001 par value per share of the Issuer for an aggregate purchase price of $11,414.
The source of funds to make this purchase came from the general operating funds of the Filing Person.
ITEM 4. PURPOSE OF TRANSACTION
The Filing Person entered into the transaction for investment purposes and not with the purpose or the effect of changing or influencing control of the Issuer.
The Filing Person intends from time to time to review its ownership position in the Issuer and may, based on such factors as it deems relevant, seek to acquire additional shares of Common Stock, dispose of Common Stock, or take any additional actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF ISSUER
(a) The Filing Person beneficially owns 3,915,040 shares of Common Stock, which constitutes approximately 23.6% of the Common Stock outstanding (based upon 16,613,486 shares of Common Stock reported outstanding as of November 29, 2005).
(b) The Filing Person has sole voting power and power to dispose of 3,915,040 shares of the Issuer’s Common Stock.
(c) On January 6, 2006, the Filing Person purchased 727,000 shares of the Issuer’s Common Stock, $.001 par value per share, of the Issuer for an aggregate purchase price of $11,414.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Person.
(g) Not applicable.

Schedule 13D	Page 3 of 5

CUSIP No. 337484307	Schedule 13D
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     None
ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS
     None
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 9, 2006
Arrowhead Holdings Corporation

By:	/s/ John V. Curci
Name:	John V. Curci

Title:	Vice President, Treasurer & CFO

Schedule 13D	Page 4 of 5

CUSIP No. 337484307	Schedule 13D
SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF ARROWHEAD HOLDINGS CORPORATION
The following table sets forth the name and present principal occupation or employment of each executive officer and director of the Filing Person. The business address for each person set forth below is 6950 South Edgerton Road, Brecksville, Ohio 44141-3184.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

James Benenson, Jr.,	Director, Chairman of the Board of Directors, and Chief Executive Officer

James Benenson, III	Director, Co-President

Clement C. Benenson	Director, Co-President

Clifford J. Demarest	Director

John V. Curci,	Vice President, Treasurer, Secretary and Chief Financial Officer

No executive officer or director of the Filing Person has not been convicted in any criminal proceeding during the last five years, or has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
No executive officer or director of the Filing Person holds any shares of the Issuer.

Schedule 13D	Page 5 of 5